Exhibit 99.1

press release
ArcelorMittal announces the publication of second quarter 2019 Ebitda sell-side analyst consensus figures
19 July 2019 16:30 CET - ArcelorMittal today announces the publication of its second quarter 2019 EBITDA sell-side analysts’ consensus figures.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figures below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of about 20 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.
EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
2Q 2019	20	$1,529

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the Group consensus outlined above are the following:

•	Ahorro – Cesar Bergon
•	BancoSabadell - Francisco Rodriguez
•	Bank of America Merrill Lynch - Cedar Ekblom
•	BBVA - Luis de Toledo
•	Citi – Ephrem Ravi
•	Commerzbank - Ingo-Martin Schachel
•	Degroof Petercam - Frank Claassen
•	Deutsche Bank - Bastian Synagowitz
•	Goldman Sachs – Kevin Hellgard
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	Groupo Santander – Robert Jackson
•	ING - Stijn Demeester
•	Jefferies – Alan Spence
•	JPM – Luke Nelson
•	Kepler - Rochus Brauneiser

•	Macquarie - Ioannis Masvoulas
•	Morgan Stanley - Alain Gabriel
•	Oddo – Alain Williams
•	Societe Générale – Christian Georges
•	UBS – Myles Allsop
Disclaimer
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/